UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        CULLIGAN WATER TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   230029 10 0
           ---------------------------------------------------------
                                 (CUSIP Number)

                             MICHAEL D. WEINER, ESQ.
                         APOLLO CAPITAL MANAGEMENT, INC.
                      1999 AVENUE OF THE STARS, SUITE 1900
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 201-4122
           ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 9, 1998
           ---------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |X|

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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 CUSIP No. 230029 10 0                               Page 2 of 8
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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           APOLLO INVESTMENT FUND, L.P.
           223064907
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)/X/
                                                              (b)/ /
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   3       SEC USE ONLY
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   4       SOURCE OF FUNDS*
                 OO
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
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   6       CITIZENSHIP OR PLACE ORGANIZATION
           DELAWARE
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            7   SOLE VOTING POWER
                3,668,163 SHARES OF COMMON STOCK
NUMBER OF  ----------------------------------------------------------
            8   SHARED VOTING POWER
  SHARES

BENEFICIALLY
           ----------------------------------------------------------
  OWNED BY  9   SOLE DISPOSITIVE POWER
                3,668,163 SHARES OF COMMON STOCK
    EACH
           ----------------------------------------------------------
 REPORTING  10  SHARED DISPOSITIVE POWER

  PERSON

   WITH
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           3,668,163 SHARES OF COMMON STOCK
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                       / /
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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.3%
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    14     TYPE OF REPORTING PERSON*
           PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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 CUSIP No. 230029 10 0                               Page 3 of 8
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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           LION ADVISORS, L.P.
           133582974

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)/X/
                                                              (b)/ /
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   3       SEC USE ONLY
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   4       SOURCE OF FUNDS*
                 OO
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
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   6       CITIZENSHIP OR PLACE ORGANIZATION
           DELAWARE
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 NUMBER OF  7   SOLE VOTING POWER
                3,666,696 SHARES OF COMMON STOCK
  SHARES   ----------------------------------------------------------
            8   SHARED VOTING POWER
BENEFICIALLY

 OWNED BY  ----------------------------------------------------------
            9   SOLE DISPOSITIVE POWER
   EACH         3,666,696 SHARES OF COMMON STOCK
           ----------------------------------------------------------
REPORTING   10  SHARED DISPOSITIVE POWER

 PERSON

  WITH
---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           3,666,696 SHARES OF COMMON STOCK
---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                       / /
---------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.3%
---------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           PN
---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

 ITEM 1.    SECURITY AND ISSUER.

           This statement on Schedule 13D is being filed with respect to the Common Stock, $.01 par value per share (the "Common Stock") of Culligan Water Technologies, Inc., a Delaware corporation (the "Company"), which has its principal executive office at One Culligan Parkway, Northbrook, Illinois 60062.

 ITEM 2.    IDENTITY AND BACKGROUND.

           This Schedule 13D is being filed jointly on behalf of Apollo Investment Fund, L.P. ("AIF") and Lion Advisors, L.P. ("Lion" and together with AIF, the "Reporting Persons"). Each of the Reporting Persons is principally engaged in the business of investment in securities.

           The managing general partner of AIF is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). Advisors is principally engaged in the business of serving as managing general partner of AIF. The general partner of Advisors is Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"). The directors of Apollo Capital are Leon Black and John Hannan. Apollo Capital is principally engaged in the business of serving as general partner of Advisors. The administrative general partner of AIF is Apollo Fund Administration Ltd., a Cayman Islands corporation ("Apollo Administration"). Apollo Administration is principally engaged in the business of serving as administrative general partner of AIF.

           Lion serves as representative for certain institutional investment accounts over which Lion holds investment, voting and dispositive power. The general partner of Lion is Lion Capital Management, Inc., a Delaware corporation ("Lion Capital"). The directors of Lion Capital are Leon Black and John Hannan. Lion Capital is principally engaged in the business of serving as general partner of Lion.

           The principal offices of Advisors, Apollo Capital, Lion and Lion Capital is Two Manhattanville Road, Purchase, New York 10577. The principal offices of AIF and Apollo Administration is c/o CIBC Bank and Trust Company, Grand Cayman, Cayman Islands, British West Indies.

           Set forth in Appendix A attached hereto and incorporated herein by reference are the names, business addresses, principal occupation and citizenship of each executive officer and director of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

           During the last five years, none of the Reporting Persons, Advisors, Apollo Capital, Apollo Administration, or Lion Capital, or, to the best of their respective knowledge, any executive officer or director of such entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           See the information set forth under "Item 4. Purpose of the Transaction."

 ITEM 4.    PURPOSE OF THE TRANSACTION.

           To induce United States Filter Corporation ("USF") to enter into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 9, 1998, among USF, Palm Water Acquisition Corp., a wholly owned subsidiary of USF ("Subcorp"), and the Company, each of AIF and Lion entered into a Support/Voting Agreement, dated as of February 9, 1998 (the "Voting Agreements"), with USF. AIF and Lion received no consideration for entering into the Voting Agreement other than consideration to be paid to holders of the Common Stock generally under the Merger Agreement if the Merger (as defined below) which is described further below is consummated.

           Pursuant to the Voting Agreements, each of AIF and Lion has agreed that all of the shares of Common Stock beneficially owned by AIF or Lion, as the case may be, will be voted in favor the Merger and the Merger Agreement and the transactions contemplated thereby and that neither AIF nor Lion will vote such shares of Common Stock in favor of any Competing Transaction during the term of the respective Voting Agreement.

           Each of AIF and Lion has agreed with USF that it will not sell or otherwise transfer or dispose of any of the shares of Common Stock beneficially owned by it other than (i) pursuant to the Merger, (ii) with USF's prior written consent or (iii) to the extent contractually required. Each of AIF and Lion also agreed that it will not directly or indirectly solicit, initiate, encourage or facilitate or negotiate, explore or otherwise engage in discussions with any person (other than USF, Subcorp or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction (as defined in the Voting Agreement) or enter into any agreement, arrangement or understanding with respect to any Competing Transaction or agree to or otherwise assist in the effectuation of any Competing Transaction; provided, however, that nothing in the Voting Agreements prevents any representative of AIF or Lion from taking any action or omitting to take any action solely as a member of the Board of Directors of the Company required so as not to create a reasonable possibility of a breach of such representative's fiduciary obligations as a member of the Company Board of Directors after consultation with outside counsel.

           Pursuant to the Merger Agreement, Subcorp will be merged with and into the Company (the "Merger") and the Company will be the surviving company in the Merger. In the Merger, USF will issue in exchange for each issued and outstanding share (other than treasury shares and shares owned by USF) of the Company's common stock, par value $.01 per share ("Company Common Stock"), 1.714 shares of common stock, par value $.01 per share of USF ("USF Common Stock") if the average of the closing prices of the shares of USF Common Stock as reported on the New York Stock Exchange Composite Tape on each of the last ten trading days ending on the sixth trading day prior to the date of the meeting of the Company's stockholders at which the approval of the Merger by the Company's stockholders is obtained (the "Average Share Price") is equal to or greater than $35; provided, however, that (i) if the Average Share Price is less than $35, but greater than or equal to $32, then the exchange ratio shall be equal to the quotient obtained (rounded to the nearest ten-thousandth of a share) by dividing $60 by the Average Share Price; and (ii) if the Average Share Price is less than $32, the exchange ratio shall be equal to 1.875.

           AIF and Lion have also entered into a Registration Rights Agreement, dated as of February 9, 1998, by and among USF and The Persons and Entities Listed on the Signature Pages Thereof (the "Registration Rights Agreement"). The Registration Rights Agreement provides AIF and Lion with certain demand and "piggy-back" registration rights with respect to the shares of USF Common Stock they will receive in the Merger.

           The foregoing descriptions of the Merger Agreement, the Voting Agreements and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, a copy of each of which has been filed as an exhibit to this
Schedule 13D and is incorporated therein by reference.

 ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           As of the close of business on February 9, 1998, AIF and Lion beneficially owned in the aggregate within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 7,334,859 shares of Common Stock. Based on 25,710,809 shares of Common Stock outstanding as of February 5, 1998 (as represented in the Merger Agreement), the Reporting Persons beneficially own in the aggregate 28.5% of the outstanding Common Stock of the Company. Reference is made to the information contained on the cover pages to this Schedule 13D.

           Except as set forth or incorporated by reference herein, neither the Reporting Person, nor, to the best of its knowledge, any executive officer or director of the Reporting Persons, has effected any transaction in the Common Stock during the past 60 days.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           See the information set forth under "Item 4. Purpose of the Transaction."

 ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Support/Voting Agreement, dated as of February 9, 1997 between United States Filter Corporation and Apollo Investment Fund, L.P. (incorporated by reference to the Current Report on Form 8-K of the Company dated February 10, 1998).

Exhibit 2 Support/Voting Agreement, dated as of February 9, 1997 between United States Filter Corporation and Lion Advisors, L.P. (incorporated by reference to the Current Report on Form 8-K of the Company dated February 10, 1998).

Exhibit 3 Agreement and Plan of Merger, dated as of February 9, 1997, among Culligan Water Technologies, Inc., United States Filter Corporation, and Palm Water Acquisition Corp. (incorporated by reference to the Current Report on Form 8-K of the Company dated February 10, 1998).

Exhibit 4 Registration Rights Agreement, dated as of February 9, 1998, by and among United States Filter Corporation and The Persons and Entities Listed on the Signature Pages Thereof (incorporated by reference to the Current Report on Form 8-K of USF dated February 10, 1998)

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1998



                          APOLLO INVESTMENT FUND, L.P.


                             By:  Apollo Advisors, L.P., its General Partner,


                               By: Apollo Capital Management, Inc., its
                                   General Partner


                               By: /s/ Michael D. Weiner
                                  -----------------------------------------
                               Name:   Michael D. Weiner
                               Title:  Vice President, Apollo Capital
                                         Management, Inc.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1998



                             LION ADVISORS, L.P.


                               By: Lion Capital Management, Inc.,
                                   General Partner


                               By: /s/ Michael D. Weiner
                                  ----------------------------------------
                               Name:   Michael D. Weiner
                               Title:  Vice President, Lion Capital
                                         Management, Inc.

                                INDEX OF EXHIBITS


Exhibit 1 Support/Voting Agreement, dated as of February 9, 1997 between United States Filter Corporation and Apollo Investment Fund, L.P. (incorporated by reference to the Current Report on Form 8-K of the Company dated February 10, 1998).

Exhibit 2 Support/Voting Agreement, dated as of February 9, 1997 between United States Filter Corporation and Lion
           Advisors, L.P. (incorporated by reference to the Current Report on Form 8-K of the Company dated
           February 10, 1998).

Exhibit 3 Agreement and Plan of Merger, dated as of February 9, 1997, among Culligan Water Technologies, Inc., United States Filter Corporation, and Palm Water Acquisition Corp. (incorporated by reference to the Current Report on Form 8-K of the Company dated February 10, 1998).

Exhibit 4 Registration Rights Agreement, dated as of February 9, 1998, by and among United States Filter Corporation and The Persons and Entities Listed on the Signature Pages Thereof (incorporated by reference to the Current Report on Form 8-K of USF dated February 10, 1998)

                                    EXHIBIT A


           The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Reporting Persons.

           The directors and executive officers of each of Apollo Capital and Lion Capital are Leon Black and John Hannan. Mr. Black serves as President and Mr. Hannan serves as Vice President of each Reporting Person. The principal occupation of each of Leon D. Black and John Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Apollo Capital and Lion Capital as well as certain other affiliated entities engaged in the business of securities investments.

            Messrs. Black's and Hannan's business address is 1301 Avenue of the Americas, New York, New York 10019.

            Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Mr. Black is the principal beneficial owner of the stock of each of Apollo Capital, Lion Capital and Administration.